PAGE 1 OF 6
                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                               SCHEDULE 13D/A
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1 )


                         Eastport Red's Incorporated
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                               (Name of Issuer)


                        Common Stock, par value $0.001
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                        (Title of Class of Securities)


                                  277796 10 8
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                                (CUSIP Number)


    Tammy Gehring, 3434 East 7800 South, #237, Salt Lake City, Utah 84121
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    (Name, address and telephone number of person authorized to receive notices and communications)

                               December 1, 2000
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            (Date of Event which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box (    ).

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


     Potential persons who are respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                PAGE 2 OF 6
                                  SCHEDULE 13D
CUSIP No.  277796 10 8

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1)  NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
    PERSON

       First Avenue, Ltd.
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2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (A)  (  )
                                                               (B)  (  )

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3)  SEC USE ONLY


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4)  SOURCE OF FUNDS

     PF
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5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e).    (    )

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6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    First Avenue, Ltd. is organized under the laws of the State of Utah as a limited partnership.
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                         7)  SOLE VOTING POWER
NUMBER OF                                         -0- shares
SHARES                   -----------------------------------------------------
BENEFICIALLY             8)  SHARED VOTING POWER
OWNED BY                                          900,000 shares
EACH                     -----------------------------------------------------
REPORTING                9)  SOLE DISPOSITIVE POWER
PERSON WITH                                       -0- shares
                          ----------------------------------------------------
                         10) SHARED DISPOSITIVE POWER
                                                  900,000 shares
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11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     900,000 shares  (Directly owned)
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12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )


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13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.52%
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14)  TYPE OF REPORTING PERSON

     PN
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
                                                                PAGE 3 OF 6
                                  SCHEDULE 13D
CUSIP No.  277796 10 8

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1)  NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
    PERSON

     Ken Kurtz
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2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (A)  (  )
                                                               (B)  (  )

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3)  SEC USE ONLY


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4)  SOURCE OF FUNDS

     PF
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5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e).    (    )

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6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Ken Kurtz is a United States citizen
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                         7)  SOLE VOTING POWER
NUMBER OF                                         -0- shares
SHARES                   -----------------------------------------------------
BENEFICIALLY             8)  SHARED VOTING POWER
OWNED BY                                          900,000 shares
EACH                     -----------------------------------------------------
REPORTING                9)  SOLE DISPOSITIVE POWER
PERSON WITH                                       -0- shares
                          ----------------------------------------------------
                         10) SHARED DISPOSITIVE POWER
                                                  900,000 shares
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11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     900,000 shares  (Indirectly owned through First Avenue, Ltd.)
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12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )


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13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.52%
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14)  TYPE OF REPORTING PERSON

     IN   (Individual)
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
                                                                PAGE 4 OF 6

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Item 1.  Security and Issuer
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This statement relates to common stock, par value $0.001 ("Common Stock"), of
Eastport Red's Incorporated, a Nevada corporation, with principal executive offices at 6314 King Valley Drive, West Valley City, Utah 84128 (the
"Issuer" or "Company").


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Item 2.  Identity and Background
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(a)  This statement is filed by First Avenue, Ltd., a limited partnership organized under the laws of the State of Utah ("FAL") and Ken Kurtz, who is a individual and general partner of First Avenue, Ltd. Mr. Kurtz and FAL are sometimes collectively referred to herein as the "Reporting Persons."

(b) The business address for the Reporting Persons is 3434 East 7800 South, #237, Salt Lake City, Utah 84121.

(c) The principal business of First Avenue, Ltd. is investment management. FAL is a Utah Limited Partnership. Ken Kurtz is a general partner of FAL. Park Street Investments, Inc., a Utah corporation wholly owned by Mr. Kurtz is one of several limited partners of FAL. The principal occupation of Ken Kurtz is a private investor and consultant. Mr. Kurtz is a general partner of FAL and also the president of Park Street Investments, Inc.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, the Reporting Persons was not party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) First Avenue, Ltd. is a limited partnership organized in the State of Utah. Mr. Kurtz is United States citizens.


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Item 3.  Source and Amount of Funds or Other Consideration
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On May 3, 1999, First Avenue, Ltd. was issued 10,000,000 shares of restricted common stock of the Company, at $0.001 par value, for $10,000.00 cash.

On December 1, 2000, First Avenue, Ltd., a shareholder of the Issuer, agreed to cancel and return to the Issuer's treasury stock, for no consideration, 9,100,000 shares of the Issuer out of the 10,000,000 shares held, pursuant to an Asset Acquisition Agreement dated December 1, 2000 by and between the Issuer and Michael Linn.

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Item 4.  Purpose of Transaction
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Please see Item 3, "Source and Amount of Funds or Other Consideration", above.
The Reporting Persons acquired/canceled the shares of the Company for investment purposes. At this time, the Reporting Persons have no intention of acquiring additional shares of the Issuer, although they reserve the right to make additional purchases from time to time. Any decision to make such additional purchases will depend, however, on various factors, including, without limitation, the price of the common stock, stock market conditions and the business prospects of the Company reported herein. The Reporting Persons have no intention or arrangements or understandings to effect any of the transactions listed in Item 4(a)-(j) of Schedule 13D.


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Item 5.  Interest in Securities of the Issuer
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(a)  The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover pages.

(b) The powers each person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover pages.

(c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed herein.

(d) No person aside from the reporting persons listed herein has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)  Not Applicable.


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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
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The Reporting Persons do not have any other contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts and calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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Item 7.  Material to Be Filed as Exhibits.
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Asset Acquisition Agreement dated December 1, 2000 between the Issuer and
Michael Linn, which is incorporated herein by this reference to the Issuers Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 7, 2000 and Amendment No. 1 thereto filed on December 8, 2000.



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 14, 2000


                                  First Avenue, Ltd.


                                    /s/ KEN KURTZ
                                  -----------------------------
                                  Ken Kurtz, General Partner
                                   on behalf of First Avenue, Ltd.



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U. S.C. 1061).